CM

06004734

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westwood Capital Holdings

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 33rd Floor
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

PROCESSED
APR 28 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Pechinski, Managing Director 212-867-3200 x232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fesnak And Associates, LLP
(Name – *if individual, state last, first, middle name*)

1777 Sentry Parkway West, Gwynedd Hall, Suite 400, Blue Bell, PA 19422
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C. 203

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew J. Pechinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westwood Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

LISA A. PIERONI
Notary Public, State of New York
No. 30-4983311
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires June 24, 2007

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of
Westwood Capital Holdings, LLC)

Financial Statements and
Independent Auditors' Report

December 31, 2005

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)
Table of Contents
December 31, 2005

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

FESNAK and associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS + MANAGEMENT CONSULTANTS

Independent Auditors' Report

To the Members of
Westwood Capital, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

We have audited the accompanying statement of financial condition of Westwood Capital, LLC (a wholly-owned subsidiary of Westwood Capital Holdings, LLC) as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westwood Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Fesnak & Associates, LLP

February 8, 2006

1777 SENTRY PARKWAY WEST, GWYNEDD HALL, SUITE 400, BLUE BELL, PA 19422 ■ TEL 267.419.2200 ■ FAX 267.419.2222

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$	376,606
Restricted certificate of deposit		102,895
Due from clients		93,550
Employee expense advances		2,570
Due from member		50,000
Due from employees		45,669
Employee loan receivable		6,716
Prepaid expenses		6,120
Property and equipment, net		199,277
Total assets	$	883,403

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses and total liabilities	$	167,553
Commitments and contingencies		-
Members' equity		715,850
Total liabilities and members' equity	$	883,403

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Operations
For the year ended December 31, 2005

Revenues:		
Investment banking fees	$	2,727,989
Interest income		5,349
Reimbursed expenses		202,013
Total revenues		2,935,351
Expenses:		
Payroll, benefits and other compensation		1,402,359
Professional fees		734,927
Office supplies and expenses		54,630
Rent		303,818
Depreciation and amortization		31,861
Telephone and postage		64,596
Business taxes		8,293
Bad debt expense		7,958
Other expenses		245,141
Client expenses		202,013
Total expenses		3,055,596
Net loss	$	(120,245)

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Changes in Members' Equity
For the year ended December 31, 2005

Balance at January 1, 2005	$	1,394,522
Net loss		(120,245)
Distributions to members		(558,427)
Balance at December 31, 2005	$	715,850

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(120,245)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		31,861
Interest income on employee loan added to principal		(637)
Bad debt expense		7,958
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Due from clients		(29,104)
Prepaid expenses		(6,120)
Deposits		31,021
Employee expense advances		(580)
Increase in:		
Accounts payable and accrued expenses		8,996
Net cash used in operating activities		(76,850)
Cash flows from investing activities:		
Increase in due from employees		(45,669)
Purchase of property and equipment		(85,382)
Redemption of certificates of deposit		200,000
Net cash provided by investing activities		68,949
Cash flows from financing activities:		
Distributions to members		(558,427)
Advance to member		(50,000)
Net cash used in financing activities		(608,427)
Net decrease in cash and cash equivalents		(616,328)
Cash and cash equivalents at beginning of year		992,934
Cash and cash equivalents at end of year	$	376,606

The accompanying notes are an integral part of these financial statements.

1. Nature of Activities and Summary of Significant Accounting Policies:

This summary of significant accounting policies of Westwood Capital, LLC (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activities:

The Company was incorporated as a limited liability company on May 19, 1995 and will continue in existence until May 19, 2025. The Company's broker-dealer registration, pursuant to Section 15(b) of the Securities Exchange Act of 1934, became effective on November 15, 1996 along with its membership in the National Association of Securities Dealers, Inc.

The Company engages in investment banking activities, specializing in the private placement of securitized debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a wholly-owned subsidiary of Westwood Capital Holdings, LLC, (the "Parent").

Revenue Recognition:

Investment banking fee income is generally recognized when the related transaction closes.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

1. Nature of Activities and Summary of Significant Accounting Policies, continued:

Receivables From Clients:

Receivables from clients are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables from clients.

Property and Equipment:

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from three to ten years.

Income Taxes:

The Company, a limited liability company, is not required to prepare a provision for federal and state income taxes in the accompanying financial statements as each member is responsible for reporting income or loss, based on their respective share of income and expenses, as reported for income tax purposes.

2. Due from Clients:

Due from clients represents unbilled receivables for fees earned and unbilled reimbursable client expenses of $28,821 and $64,729, respectively.

3. Property and Equipment:

Property and equipment consisted of the following:

Furniture and fixtures	$ 94,775
Office and computer equipment	147,072
Leasehold improvements	127,235
	369,082
Less accumulated depreciation and amortization	(169,805)
	$ 199,277

4. Members' Equity:

Pursuant to the Limited Liability Company Operating Agreement, income, losses and cash distributions are allocated to the members based on their ownership percentages.

5. Net Capital Requirements and Revisions to Financial Statements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $209,053, which was $197,883 in excess of its required net capital of $11,170. The Company's ratio of aggregate indebtedness to net capital was .80 to 1.

6. Related Party Transactions:

Employee Expense Advances:

Employee expense advances represents advances to employees for business related expenses.

Employee Loan Receivable:

Employee loan receivable represents funds advanced to an employee of the Company. The loan bears interest at 10% is unsecured and due on demand.

Due From Employees:

Due from employees represents funds advanced to employees of the Company. The advances are non-interest bearing, unsecured and due on demand.

6. Related Party Transactions, continued:

Due From Member:

Due from member represents funds advanced to a member of the Company. The advance is non-interest bearing, unsecured and due on demand.

7. Commitments and Contingencies:

The Company has an operating lease agreement to rent office space which expires December 31, 2014 and includes scheduled increases in rental payments. The excess of the straight line rent expense recognized for financial reporting purposes over actual required payments is expensed in the financial statements. A $97,750 letter of credit which is collateralized by a $102,895 certificate of deposit at December 31, 2005 collateralizes the lease.

The following is a schedule of future annual minimum payments as of December 31, 2005:

For the years ending December 31,	
2006	263,090
2007	270,908
2008	278,960
2009	287,254
2010	295,797
Thereafter	1,273,855
Total minimum lease payments	$ 2,669,864

The Company is from time-to-time involved in certain legal actions and customer disputes arising in the ordinary course of business. In the opinion of management, the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations.

8. Major Client:

In 2005, one client represented approximately 35% of the Company's investment banking fees.

9. Concentration of Credit Risk:

The Company provides credit, in the normal course of business, to its clients. These clients are not concentrated in any particular industry or specific geographic region. The Company performs ongoing credit evaluations of the clients and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. The Company generally does not require collateral with regard to extending credit to clients. At December 31, 2005, three clients accounted for approximately 39% of the receivables from clients.

The Company maintains its cash accounts primarily with a Bank located in New York and in a money market mutual fund. The total cash balances are insured by the FDIC up to $100,000 per bank. The Company has cash balances on deposit with one New York bank at December 31, 2005, that exceeded the balance insured by the FDIC by approximately $426,000.

10. Retirement Plan:

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at management's discretion and are allocated based upon a matching formula and a non-elective contribution formula for all eligible participants. Contribution expense for 2005 was $12,506.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2005

Total members' equity		$ 715,850
Deduct members' equity not allowable for net capital		
Total members' equity qualified for net capital		715,850
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		715,850
Deductions and/or charges		
Nonallowable assets:		
Restricted certificate of deposit	$ 102,895	
Due from clients	93,550	
Employee expense advances	2,570	
Employee loan receivable	6,716	
Due from employees	45,669	
Due from member	50,000	
Prepaid expenses	6,120	
Property and equipment, net	199,277	
	506,797	
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges		506,797
Net capital before haircuts on securities positions (tentative net capital)		209,053
Haircuts on securities:		
Contractual securities commitments	-	
Securities collateralizing secured demand notes	-	
Trading and investment securities	-	
Bankers' acceptances, certificates of deposit, and commercial paper		
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Stocks and warrants	-	
Options	-	
Undue concentrations	-	
Money market fund		-
Net capital		$ 209,053

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission, continued
As of December 31, 2005

Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	167,553
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	167,553
Computation of basic net capital requirement		
Minimum net capital required	$	11,170
Excess net capital	$	197,883
Excess net capital at 1,000 percent	$	192,298
Ratio: Aggregate indebtedness to net capital		.80 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	200,038
Audit adjustments:		
Eliminate prepaid expenses also included in accounts payable		23,412
Eliminate nonallowable asset included in accrued expenses		(2,574)
Overaccrual of expenses		17,758
Reclassify credit balances included in due from clients		(29,581)
Net capital per above	$	209,053

WESTWOOD CAPITAL, LLC **SCHEDULE II**

(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2005

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

Westwood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

FESNAK and associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS + MANAGEMENT CONSULTANTS

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members of
Westwood Capital, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Westwood Capital, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and

1777 SENTRY PARKWAY WEST, GWYNEDD HALL, SUITE 400, BLUE BELL, PA 19422 ▪ TEL 267.419.2200 ▪ FAX 267.419.2222

practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

The report is intended solely for the information and use of the members of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Feenak & Associates, LLP

February 8, 2006